UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3F, Building A, Xin’anmen, No. 1 South Bank Huihe South Street, Chaoyang District Beijing, People’s Republic of China

+86 (10) 5923-6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Departure of Director

On January 21, 2026, Ms. Jing Zhou, a director of Quhuo Limited, a Cayman Islands exempted company (the “Company”), tendered her resignation as a director and member of the audit committee, compensation committee and nomination committee of the board of directors of the Company, effective immediately. Ms. Zhou’s resignation was for personal reasons and was not due to any disagreement with the Company.

Entry into New Independent Director Agreements

On January 21,  2026, the Company entered into new independent director agreements (the “New Agreements”) with each of its independent directors, Mr. Jingchuan Li and Ms. Jie Jiao (collectively, the “Independent Directors”). These agreements were entered into primarily for purpose of formally documenting the terms and conditions of their services, in particular, establishing a fixed term of service for the Independent Directors.

Pursuant to the New Agreements, each Independent Director serves for a fixed term expiring on July 8, 2026, unless terminated earlier in accordance with the terms of the New Agreement or the Company’s memorandum and articles of association (as amended and/or restated from time to time). Under the terms of the New Agreements, each Independent Director will continue to receive the same annual compensation and is eligible to participate in the Company’s share incentive plan pursuant to the terms thereof.

The foregoing description of the New Agreements is only a summary of their material terms, does not purport to be complete and is qualified in its entirety by the full text of the New Agreements, a form of which is filed herewith as Exhibit 99.1 and incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibit hereto, is incorporated by reference into the registration statements Form F-3, as amended (File No. 333-273087 and File No. 333-281997) of Quhuo Limited and shall be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Form of Independent Director Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quhuo Limited

Date: January 27, 2026	By:	/s/ Leslie Yu
		Name:	Leslie Yu
		Title:	Chairman and Chief Executive Officer

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